Exhibit (a)(1)(XLVI)
SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD
(Co. Reg. No.: 199503003D)
NEWS RELEASE
SINGAPORE TECHNOLOGIES SEMICONDUCTORS
ANNOUNCES FINAL CLOSING DATE OF OFFER;
INTENTION TO REVIEW DELISTING AND DEREGISTRATION
OF STATS ChipPAC LTD.
Singapore, May 3, 2007 — Temasek Holdings (Private) Limited’s (“Temasek”) wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), today announced that it has extended its voluntary conditional cash offer (the “Offer”) for the remaining Ordinary Shares (including Ordinary Shares represented by American Depositary Shares (“ADSs”)) in STATS ChipPAC Ltd. (“STATS ChipPAC,” SGX-ST: STATSChP, Nasdaq: STTS) that STSPL does not already own and for STATS ChipPAC’s outstanding US$115,000,000 Convertible Notes due 2008 and US$150,000,000 2.50% Convertible Subordinated Notes due 2008 (together, the “Convertible Notes”). The new closing date is 5:30 p.m. Singapore time, 5:30 a.m. New York City time, on Friday, May 18, 2007.1
STSPL does not intend to extend the Offer beyond the new closing date of 5:30 p.m. Singapore time, 5:30 a.m. New York City time, on Friday, May 18, 2007, unless the Higher Offer Price Threshold is reached or deemed to have been reached, in which case the Offer will remain open for at least ten U.S. business days following the date on which the Higher Offer Price Threshold is reached or deemed to have been reached.
The Offer Price is S$1.75 in cash for each Ordinary Share and S$17.502 in cash for each ADS. If Ordinary Shares and ADSs tendered into the Offer result in STSPL owning at least 90% of the outstanding Ordinary Shares in STATS ChipPAC (other than those owned by STSPL, its related corporations and their nominees as at the commencement of the Offer), STSPL will offer a Higher Offer Price of S$1.88 per Ordinary Share or S$18.803 per ADS to all shareholders who accept the Offer, regardless of when their Ordinary Shares are tendered. STSPL does not intend to revise the Offer Price or the Higher Offer Price except that STSPL reserves the right to revise the Offer if a competing offer arises.

[1]	As a practical matter, acceptances of ADSs will have to be received by the Tender Agent in New York by the close of business on Thursday, May 17, 2007 in New York, and acceptances of Convertible Notes will have to be received by the Tender Agent in London by 10:30 a.m., London time, on Friday, May 18, 2007.

[2]	For the purpose of illustration only, S$17.50 for each ADS is equivalent to US$11.46 for each ADS, based on a SGD/USD exchange rate of 1.5265:1 at the close of the New York market on March 12, 2007.

[3]	For the purpose of illustration only, S$18.80 for each ADS is equivalent to US$12.32 for each ADS, based on a SGD/USD exchange rate of 1.5265:1 at the close of the New York market on March 12, 2007.

In the Offer to Purchase, STSPL described the possibility that the Ordinary Shares and ADSs of STATS ChipPAC may become delisted from the SGX-ST and Nasdaq, respectively, as a consequence of the Offer. If STSPL is able to effect the Compulsory Acquisition, STSPL currently intends to seek the delisting of the Ordinary Shares from the SGX-ST and the ADSs from Nasdaq as soon as practicable after consummation of the Compulsory Acquisition. Even if the Compulsory Acquisition does not occur, after completion of the Offer, the Ordinary Shares may no longer meet the requirements for continued listing on the SGX-ST, and the ADSs may no longer meet the requirements for continued listing on Nasdaq.
In addition, even if STSPL is not able to effect the Compulsory Acquisition, STSPL now intends to review the advisability of discontinuing the listing and registration of STATS ChipPAC Ordinary Shares and ADSs following the close of the Offer (the “Review”). Depending on the results of the Review, STSPL may consider seeking to cause STATS ChipPAC to voluntarily terminate the listing of its Ordinary Shares on the SGX-ST or the listing of its ADSs on NASDAQ, or both, subject to compliance with applicable law and listing requirements. STSPL may also consider seeking to cause STATS ChipPAC to terminate the registration of its Ordinary Shares and ADS under the U.S. Securities Exchange Act of 1934 if the applicable requirements for the termination of registration are satisfied.
STSPL will make an appropriate announcement in the event that it reaches a decision on whether or not to seek the delisting of STATS ChipPAC Ordinary Shares from the SGX-ST or the ADSs from Nasdaq. If STSPL has not reached a decision by the expiry of the six-month period after Friday, 18 May 2007, STSPL will make an announcement on or before that date to update shareholders of the status of the Review. Until such time STSPL has reached a decision on whether or not to seek the delisting of STATS ChipPAC Ordinary Shares from the SGX-ST or ADSs from Nasdaq, STSPL will make monthly announcements after the expiry of the six-month period to update shareholders of the status of the Review.
Under the Listing Manual of the SGX-ST, the SGX-ST may agree, upon STATS ChipPAC’s application, to delist STATS ChipPAC and its Ordinary Shares if, subject to compliance with other requirements under the Listing Manual, STATS ChipPAC convenes a general meeting of the shareholders and the delisting proposal is approved by a majority of at least 75 per cent of the Ordinary Shares of all shareholders present and voting, provided that the delisting proposal is not voted against by 10 per cent or more of the Ordinary Shares of all shareholders present and voting.
In accordance with the Listing Manual of SGX-ST, if STSPL submits a delisting proposal to STATS ChipPAC to seek a voluntary delisting of STATS ChipPAC from the SGX-ST, STSPL must make a cash offer (the “Exit Offer”) to all holders of outstanding Ordinary Shares (including Ordinary Shares represented by ADSs). If the Exit Offer is made within six months of the final closing date of the Offer, the Singapore Code on Takeovers and Mergers specifies that the price offered cannot be higher than the Offer Price of S$1.75 per Ordinary Share (equivalent to S$17.50 per ADS) except with the consent of the Singapore Securities Industry Council.
The ADSs of STATS ChipPAC may be delisted from Nasdaq without the approval of STATS ChipPAC shareholders and without an exit offer. STATS ChipPAC may terminate the registration of the Ordinary Shares and the ADSs under the U.S. Securities Exchange Act of 1934 if the applicable requirements for the termination of registration are satisfied.
As of May 3, 2007, STATS ChipPAC shareholders had tendered and not withdrawn 855,962,537 Ordinary Shares, including Ordinary Shares represented by 34,491,553 ADSs tendered and not withdrawn under the Offer, representing 42.3% of the outstanding Ordinary Shares and 36.4% of the maximum potential issued share capital of STATS ChipPAC. As of the same date, STSPL and its concert parties4 had not acquired or agreed to acquire since the commencement of the Offer, other than pursuant to valid acceptances of the Offer, any Ordinary Shares, ADSs or Convertible Notes. Including the 712,228,050 Ordinary Shares (including Ordinary Shares represented by ADSs) held by STSPL and the 182,000 Ordinary Shares held by STSPL’s concert parties4 as of the commencement of the Offer, STSPL and its concert parties own, have acquired, or have received valid acceptances of the Offer in respect of, a total of 1,568,209,587 Ordinary Shares (including Ordinary Shares represented by ADSs) representing 77.6% of the outstanding Ordinary Shares and 66.7% of the maximum potential issued share capital of STATS ChipPAC. Also as of the same date, acceptances have been received and not withdrawn in respect of US$134,500,000 principal amount of Convertible Subordinated Notes due 2008. No acceptances have been received in respect of the Convertible Notes due 2008.
As the Offer was declared unconditional on April 13, 2007, no withdrawal rights apply in this subsequent offering period.
The terms and conditions of the Offer are set out in the Offer to Purchase and other materials filed by STSPL with the Singapore Exchange Securities Trading Limited (the “SGX-ST”) and the Securities and Exchange Commission (“SEC”) on March 16, 2007 and are available on SGX-ST’s website at www.sgx.com and at the SEC’s website at www.sec.gov.
The Independent Committee consisting of the independent directors of STATS ChipPAC has released its recommendation on the Offer. This is contained in the circular to shareholders of STATS ChipPAC dated March 30, 2007 (the “Offeree Circular”) and is available on the websites of the SGX-ST and the SEC. STATS ChipPAC shareholders are advised to read the Offeree Circular.
Concurrent with the Offer, STSPL has made a proposal to all holders of options granted under certain STATS ChipPAC stock option plans. The options proposal is also being extended to the new closing date. During this period, holders may continue to accept the options proposal on the same terms and conditions, but withdrawals are not permitted. As of May 2, 2007, acceptances of the options proposal have been received (and have not been withdrawn) in respect of options exercisable for 81,876,708 Ordinary Shares. The options proposal is subject to the terms and conditions set forth in the letter from STSPL to all holders of options dated March 16, 2007, as supplemented by the letter from STSPL to all holders of options dated April 9, 2007, which are available on the websites of SGX-ST and the SEC.

[4]	The number of shares owned, acquired or agreed to be acquired by STSPL’s concert parties is to the best knowledge and belief of STSPL.

For queries from ordinary shareholders, please contact:
Goldman Sachs (Singapore) Pte
Tel: 1800 889-2638 (within Singapore) or +65 6889-2638 (from overseas)
For queries from U.S. holders of ADSs and convertible notes, please contact:
MacKenzie Partners, Inc.
Tel: +1 800 322-2885
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About Temasek Holdings (Private) Limited
Incorporated in 1974, Temasek Holdings is an Asia investment firm headquartered in Singapore. Supported by affiliates and offices around Asia, it manages a diversified S$129 billion (about US$80 billion) portfolio, concentrated principally in Singapore, Asia and the OECD economies. The Temasek portfolio spans various industries including telecommunications & media, financial services, real estate, transportation & logistics, energy & resources, infrastructure, engineering & technology as well as bioscience & healthcare.
Temasek’s total shareholder return since inception in 1974 has been 18 percent compounded annually. It has a corporate credit rating of AAA/Aaa by rating agencies Standard & Poor’s and Moody’s respectively. For further information on Temasek please visit www.temasekholdings.com.sg.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. is a service provider of semiconductor packaging design, assembly, testing and distribution solutions. STATS ChipPAC is headquartered in Singapore and has manufacturing facilities located in Singapore, South Korea, China, Malaysia and Taiwan and test pre-production facilities in the United States.
This press release does not constitute an offer to purchase any securities. The Offer is being made only pursuant to an Offer to Purchase and related acceptance forms, to all holders of ordinary shares, ADSs and the specified convertible notes of STATS ChipPAC, subject to compliance with applicable laws. Holders of such securities of STATS ChipPAC are advised to read all documents relating to the Offer that are filed with SGX-ST and the SEC, because they contain important information. Copies of the Offer to Purchase and other documents relating to the Offer are available on the website of SGX-ST at www.sgx.com, on the website of the SEC at www.sec.gov, from The Central Depository (Pte) Limited (“CDP”), 4 Shenton Way, #02-01 SGX Centre 2, Singapore 068807, at +65 6535-7511 (for holders of ordinary shares held through CDP), from M&C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, at +65 6227-6660 (for holders of ordinary shares held in scrip form) or from the information agent, MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016, United States of America, at +1 800 322-2885 (for holders of ADSs and Convertible Notes). The options proposal is being made only pursuant to a letter to all holders of options dated March 16, 2007, as supplemented by a letter to all holders of options dated April 9, 2007, which are available on the website of the SGX-ST and the website of the SEC. Questions or requests for assistance may be directed to the financial adviser, Goldman Sachs (Singapore) Pte., at 1800 889-2638 (within Singapore) or +65 6889-2638 (from overseas), or to the information agent.
The directors of Singapore Technologies Semiconductors Pte Ltd (including any who may have delegated detailed supervision of this press release) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this press release are fair and accurate and that no material facts have been omitted from this press release, and they jointly and severally accept responsibility accordingly. Where any information has been extracted or reproduced from published or publicly available sources (including, without limitation, in relation to STATS ChipPAC), the sole responsibility of the directors of Singapore Technologies Semiconductors Pte Ltd has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this press release.

For media queries, please contact:
Singapore
Ivan Tan
Weber Shandwick
Tel: +65 6825 8027
Email: itan@webershandwick.com
US
Judith Wilkinson
Joele Frank, Wilkinson Brimmer Katcher
Tel: +1 212 355 4449
Email: jwilkinson@joelefrank.com